THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

September 9, 2009

Ms. Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

RE:	Multiplayer Online Dragon, Inc.
Form S-1 Registration Statement
File No. 333-159896

Dear Ms. Mills-Apenteng:

In response to your letter of comments dated August 19, 2009, please be advised as follows:

General

1.  Updated financial statements have been provided and a new auditor’s consent provided.

2.  The beneficial ownership table has been revised.

Risk Factors

3.  Risk Factor #7 has been revised and clarified as requested.

Business

Government Regulation

4.  The governmental information on page 24 has been moved to page 27 and category on page 24 has been deleted.  Further information contained in Risk Factors 15 and 16 has been included on page 27.

Ms. Maryse Mills-Apenteng, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	Multiplayer Online Dragon, Inc.
Form S-1 Registration Statement
File No. 333-159896
September 9, 2009
Page 2

Convenient Search Experience

5.  Language has been provided that the assertions made are the opinion of the Company.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

By:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:hdw

cc: Multiplayer Online Dragon, Inc.